UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GMH COMMUNITIES TRUST

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

36188G102

(CUSIP Number)

Lori J. Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36188G102

1.	Names of Reporting Persons Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,102,600(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,102,600(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,600(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.05%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1) The number of shares reported as beneficially owned is as of February 13, 2008. Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients, including Inland American Real Estate Trust, Inc.

(2) The percentage is calculated based on a total of 41,621,594 of the Issuer’s shares of common stock, par value $0.001 per share, outstanding as of November 8, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 36188G102

1.	Names of Reporting Persons Inland Real Estate Investment Corporation (I.R.S. Employer Identification No. 36-3337999)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,102,600(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,102,600(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,600(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.05%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of February 13, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly-owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 41,621,594 of the Issuer’s shares of common stock, par value $0.001 per share, outstanding as of November 8, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 36188G102

1.	Names of Reporting Persons The Inland Group, Inc. (I.R.S. Employer Identification No. 36-3189393)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,102,600(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,102,600(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,600(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.05%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of February 13, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 41,621,594 of the Issuer’s shares of common stock, par value $0.001 per share, outstanding as of November 8, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 36188G102

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,102,600(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,102,600(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,102,600(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.05%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of February 13, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly-owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 41,621,594 of the Issuer’s shares of common stock, par value $0.001 per share, outstanding as of November 8, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

Item 1.	Security and Issuer
Common Stock, $0.001 par value per share (the “Shares”). GMH Communities Trust (the “Company”) 10 Campus Boulevard Newtown Square, Pennsylvania 19073

Item 2.	Identity and Background

                                                (a)                                  Inland Investment Advisors, Inc. (“Adviser”)

                                                (b)                                 State of Incorporation:  Illinois

                                                                                                Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

                                                (c)                                  Principal Business:  Adviser purchases, sells, exchanges and otherwise trades in securities, places orders for the execution of transactions with or through brokers or dealers Adviser selects, renders, furnishes and provides advice, analyses regarding securities on behalf of its clients.

                                                (d)                                 Adviser has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

                                                (e)                                  Adviser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of Adviser, none of the executive officers and directors of Adviser has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

                                                Please see Appendix A filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of Adviser, which information is incorporated by reference into this Item 2.

                                                (a)                                  Inland Real Estate Investment Corporation (“IREIC”)

                                                (b)                                 State of Incorporation:  Delaware

                                                                                                Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

                                                (c)                                  Principal Business:  IREIC is a wholly-owned subsidiary of TIGI (as defined below) and is the sponsor of Inland American.  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

                                                (d)                                 IREIC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

                                                (e)                                  IREIC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of IREIC, none of the executive officers and directors of IREIC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

                                                Please see Appendix B filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREIC, which information is incorporated by reference into this Item 2.

                                                (a)                                  The Inland Group, Inc. (“TIGI”)

                                                (b)                                 State of Incorporation:  Delaware

                                                                                                Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

                                                (c)                                  Principal Business:  TIGI, together with its subsidiaries and affiliates, is a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate such as property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance and other related services.

                                                (d)                                 TIGI has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

                                                (e)                                  TIGI has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of TIGI, none of the executive officers and directors of TIGI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

                                                Please see Appendix C filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of TIGI, which information is incorporated by reference into this Item 2.

                                                (a)                                  Daniel L. Goodwin

                                                (b)                                 Business Address:  2901 Butterfield Road, Oak Brook, Illinois 60523

                                                (c)                                  Principal Occupation:  Chairman and President, The Inland Group, Inc. and Chairman of Inland Real Estate Corporation.

                                                                                                Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

                                                (d)                                 Mr. Goodwin has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

                                                (e)                                  Mr. Goodwin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

                                                (f)                                    Citizenship:  United States

                                                Adviser, IREIC, TIGI and Mr. Goodwin collectively are referred to herein as the “Reporting Persons.”

Item 3.	Source and Amount of Funds or Other Consideration

                                                Pursuant to an Investment Advisory Agreement made and entered into as of November 15, 2005, as amended on August 3, 2007 (the “Advisory Agreement”) by and between Inland American Real Estate Trust, Inc. (“Inland American”) and Adviser, Adviser has purchased on behalf of Inland American a total of 2,102,600 Shares for an aggregate price of $21,175,023.61 in approximately 59 open-market transactions from February 20, 2007 through August 1, 2007.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.  Inland American may continue to utilize margin credit from time to time for the purchase of Shares, subject to applicable federal margin regulations, stock exchange rules and the brokerage firm’s credit policies.  The cost of borrowing with respect to margin accounts fluctuates with the broker loan rate and the amount of the debit balance.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in those accounts.

                                                To the knowledge of Inland American, Adviser, IREIC, and TIGI, this Item 3 is inapplicable to the executive officers and directors listed on Appendices A through C, respectively, to the extent those officers and directors are not Reporting Persons because none of those executive officers and directors has purchased or intends to purchase any Shares of the Company.

Item 4.	Purpose of Transaction

                                                Adviser beneficially owns the Shares by virtue of having discretionary authority to vote and dispose of the Shares pursuant to the Advisory Agreement with Inland American.  Adviser is a wholly-owned subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is the controlling shareholder.  The Company’s Shares were acquired on behalf of Inland American for the purpose of making an investment in the Company.  Inland American and Adviser have also considered, on a preliminary basis, various courses of action with respect to the Company, including:  (i) causing Inland American or Adviser, or a subsidiary or affiliate thereof, to acquire additional Shares in a cash tender offer or exchange offer; (ii) proposing a merger or sale or similar transaction between Inland American, or an affiliate of Inland American, and the Company; and (iii) seeking representation on the Company’s board of directors.  None of the Reporting Persons has reached any conclusion as to any of the foregoing alternatives.  Pending a conclusion or a determination to dispose of all or a portion of the Shares which it owns, the Reporting Persons will hold all of these Shares as an investment.

                                                Until Inland American or a Reporting Person makes a decision concerning the alternatives described above, and depending on market conditions and other factors, that Reporting Person may continue (or begin, as the case may be) to purchase Shares of the Company in brokerage transactions on the New York Stock Exchange, or in private transactions if appropriate opportunities to do so are available on such terms and at such times as the purchaser considers desirable.

                                                Each of the Reporting Persons intends to continuously review its investment in the Company and may decide to pursue one of the alternatives discussed in the first paragraph of this Item 4.  Any one or more of the Reporting Persons and Inland American may seek control of the Company or may merely seek to increase its or his beneficial ownership of Shares of the Company without obtaining control.  Any one or more of the Reporting Persons and Inland American with dispositive power may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, the Reporting Persons will consider various factors, such as the Company’s business and prospects, other developments concerning the Company (including, but not limited to, the attitude of the board of directors and management of the Company), other business opportunities available to each of the Reporting Persons, developments in the business, general economic conditions, and finances of the Reporting Persons and stock market conditions.

Item 5.	Interest in Securities of the Issuer

                                                (a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares it holds for the accounts of Inland American by means of a committee composed of three of the directors of Adviser.  Because no one officer or director of the Reporting Persons has the ability to direct the disposition of the Shares, with the exception of Mr. Goodwin, none of the other officers and directors of the Reporting Persons beneficially owns such shares.  Therefore, with the exception of Mr. Goodwin, none of the executive officers or directors listed on Appendices A through C beneficially owns any Shares of the Company.

                                                (b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with Inland American pursuant to the terms of the Advisory Agreement.  None of the executive officers or directors listed on Appendices A through C, with the exception of Mr. Goodwin, beneficially owns any Shares of the Company.

                                                (c)                                  During the past 60 days, none of the Reporting Persons has effected any Share transactions.

                                                To the knowledge of the Reporting Persons, none of the executive officers and directors of Adviser, IREIC or TIGI has effected any transactions in Shares of the Company in the last 60 days or otherwise.  Mr. Goodwin has not effected any transactions in Shares of the Company on his own behalf in the last 60 days or otherwise.

                                                (d)                                 None.

                                                (e)                                  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                                                The Adviser purchased the Shares for the account of Inland American pursuant to the terms of the Advisory Agreement.  The Advisory Agreement provides that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the account which Inland American maintains with Adviser, subject to certain investment guidelines that Inland American may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreement also provides that the Adviser has the power as Inland American’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of Inland American.  Either party to the Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice. The Advisory Agreement is attached as Exhibit 7.1 to the Schedule 13D filed by Inland American with the Securities and Exchange Commission on August 10, 2007 as Exhibit 7.1.

                                                Because the services provided by investment advisers to clients generally do not create an agreement between or among that adviser and its clients to acquire, hold, vote or dispose of Shares, Inland American and Adviser in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons and Inland American described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant the rules promulgated under Section 13(d), including Rule 13d-1(k). Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Adviser and Inland American are separate legal entities. IREIC sponsored Inland American.

                                                Adviser is a wholly-owned subsidiary of IREIC, which is a wholly-owned subsidiary of TIGI, of which Mr. Goodwin is a controlling shareholder. These entities have some common officers and directors; however, the board of directors of Inland American is comprised of a majority of independent directors. An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that it manages within the respective investment guidelines provided to it by its clients, including Inland American. Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are the members of this investment committee. Mr. Goodwin manages the day-to-day operations of Adviser.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Exhibit
7.1

Investment Advisory Agreement as of November 15, 2005, as amended on August 3, 2007, between Inland Investment Advisors, Inc. and Inland American Real Estate Trust, Inc. (incorporated by reference to Exhibit 7.1 to the Schedule 13D filed by Inland American with the Securities and Exchange Commission on August 10, 2007)

7.2	Joint Filing Agreement

Signature

                                                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	President

Dated: February 14, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
	Name:	Roberta S. Matlin
	Title:	Senior Vice President

Dated: February 14, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
	Name:	Daniel L. Goodwin
	Title:	President

Dated: February 14, 2008
/s/ Daniel L. Goodwin
Daniel L. Goodwin